UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-38482

HUYA Inc.

Building A, Huya Global R&D Headquarters
19 Shugang Road
Nanhai District, Foshan 528200

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

HUYA Inc. Adopted Amended and Restated 2024 Share Incentive Plan

HUYA Inc. (“Huya” or the “Company”) amended and restated its previously adopted 2024 Share Incentive Plan, as approved and authorized by the board of directors of the Company, effective on November 4, 2026. The maximum aggregate number of Class A ordinary shares of the Company available for grant of awards was increased from 15,846,000 under the original 2024 Share Incentive Plan to 31,749,372 under the Amended and Restated 2024 Share Incentive Plan. Other terms of the original 2024 Share Incentive Plan remain substantially the same.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	HUYA Inc. Amended and Restated 2024 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUYA Inc.

By:	/s/ Raymond Peng Lei
	Name:	Raymond Peng Lei
	Title:	Chief Financial Officer

Date: November 5, 2026